

Mail Stop 7010

October 17, 2007

<u>Via U.S. mail</u>

Ms. Charlene A. Ripley
Sr. Vice President, General Counsel and Secretary
Linn Energy, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002

> **Re: Linn Energy, LLC**
> **Registration Statement on Form S-3**
> **Filed September 17, 2007**
> **File No. 333-146120**
>
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No.   0-51719**
>
> **Form 10-Q for the Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 0-51719**

Dear Ms. Ripley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your documents.

2.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Form S-3

Information About Forward-Looking Statements, page i

3.   We note your suggestion that the document contains forward-looking statements within the meaning of the federal securities laws, and remind you that Section 27A(b) of the Securities Act states that it does not apply to statements "made in connection with an offering by, or relating to the operations of" a limited liability company.

Risk Factors, page 1

4.   Please revise to eliminate language that mitigates the risk you present, such as the statement at page 12 that a "majority of the material weaknesses have been remediated." In that example, instead create a new risk factor in which you emphasize that not all material weaknesses have been remediated, if true. Other examples of mitigating language include various statements that begin or precede "although" or "however."

We have significant indebtedness under our credit facility…, page 3

5.   We note your disclosure that you depend on your credit facility for future capital needs and to fund a portion of your distributions. Please expand your disclosure to include your historical experience of utilizing your credit facility to fund your distributions.

If we fail to develop or maintain an effective system of internal controls…, page 11

6.   Revise your heading to state clearly that your current controls are not effective, if true.

As a result of this and subsequent contractually required registrations…, page 13

7.   Rather than stating that the registration statement "must be declared effective by the SEC," recast the risk factor to state in each case the potential result or impact if your registration statement is not effective by the applicable deadline. We note the related disclosure at page 48 of the Form 10-K. Also revise the disclosure here and elsewhere to clarify which units are included in this registration statement.

Our Cash Distribution Policy, page 17

8.   Provide historical information regarding your cash distribution policy. Include a table showing your historical distribution since inception.

Description of the Units, page 17

9.   Confirm to us that the provision regarding constructive termination for tax purposes that you describe at page 16 in the Risk Factors section has not been triggered at any time since your inception. In that regard, we note the number of outstanding units you list in this section and the sales you describe at pages 13-14.

10.   Prior to requesting accelerated effectiveness, you must amend to provide all required disclosure pursuant to Item 202 of Regulation S-K. In that regard, we note your reference to "additional provisions" in the LLC agreement. We also note your purported incorporation by reference at page 43 to "any subsequent amendment" to your Form 8-A, which reference is not sufficiently precise.

11.   Similarly, you will need to obtain and file an opinion of counsel that does not assume that "a prospectus supplement will have been prepared and filed with the Commission describing the Units offered thereby."

Selling Unitholders, page 39

12.   We note the disclosure that you have not sought to verify any information supplied to you by the selling unitholder. You are responsible for the accuracy and completeness of all disclosure in your filings with the Commission.

13.   Provide a legend for the asterisk in the fifth column of your table.

14.   Disclose whether any selling unitholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

15.   Similarly, as you have done with Lehman Brothers MLP Partners, LP, disclose whether any other selling unitholder is an affiliate of a broker-dealer. If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

16.   Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling unitholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretations manual.

Where You Can Find More Information, page 43

17.   Revise to provide updated, corrected and comprehensive information regarding the filings and the corresponding dates.

Exhibit 5.1, Opinion of Counsel regarding legality

18.   Please obtain and file an opinion that does not include assumptions (ii) and (iv), or explain to us why those assumptions are necessary and appropriate. The opinion also should make clear that the registration statement relates to the resale of securities by selling unitholders.

Form 10-K for the fiscal year ended December 31, 2006

19.   You suggest on the cover page that the equity held by non-affiliates as of June 30, 2006, was "$276,160,952 million." Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended
December 31, 2005, page 40

20. Footnote four to the table of operating data identifies your measure of general and
administrative expenses per Mcfe as a performance measure, and explains that
such measure excludes unit-based compensation and bonuses paid to certain
officers. Please demonstrate to us why you believe it is appropriate to present a
measure of performance that eliminates recurring items. For additional guidance,
refer to question eight of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures found on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e

This comment is also applicable to your Form 10-Q for the quarterly period ended
June 30, 2007.

21. Please tell us how you calculated the amount of general and administrative
expenses per Mcfe of $0.63, for the year ended December 31, 2006.

Revenues, page 41

22. We note your revenues for the year ended December 31, 2006 varied materially
with respect to revenues for the year ended December 31, 2005. However, your
discussion does not appear to provide insight into the underlying reasons for
variances and guidance on whether historical amounts are indicative of expected
results. The objective should be to provide information about the quality and
potential variability of earnings and cash flow, so readers can ascertain the
likelihood that past performance is indicative of future performance. We note for
example that:

- you explain that the increase in revenue is a result of increased production
with limited discussion of the extent your increase was a result of
acquisitions, drilling, improved recovery, etc.

- you do not appear to address the impact fluctuating prices had on your
revenues.

Please revise your disclosure to provide additional information into the underlying
reasons for variances, and a discussion of known trends, demands, commitments,
events and uncertainties that are reasonably likely to have a material effect on

your financial condition or results of operations. Please refer to FRC Section 501.12 for further guidance.

This comment is also applicable to your Form 10-Q for the quarterly period ended June 30, 2007.

Contractual Obligations, page 50

23.   Within your summary table of contractual obligations you have excluded amounts related to oil and gas derivatives. Item 303(a)(5) of Regulation S-K requires the table of contractual obligations present all long-term liabilities reflected on the balance sheet under GAAP. Please tell us why you believe it is appropriate to exclude such items from your table of contractual obligations.

Non-GAAP Financial Measure, page 51

24.   You explain that you are presenting the measure of Adjusted EBITDA, because "…this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates." Please expand your management's discussion and analysis to disclose the historical impact your distributions have had and are expected to have on your liquidity and capital resources.

Directors, Executive Officers and Corporate Governance, page 96

25.   Each biographical sketch should provide complete information for the past five years, with no gaps or ambiguities as to time or positions held. For example, we refer you to the sketches you provide for Ms. Anderson at page 13 and Mr. Walker at page 14, as well as the sketches you provide for Ms. Ripley and Mr. Smith in the definitive proxy statement. See also prior comment 34 from our 10/21/2005 letter regarding your Form S-1 (file no. 333-125501).

Form 10-Q for the Quarterly Period Ended June 30, 2007

Cover

26.   We note you identify yourself as a Non-Accelerated Filer. Given the definitions in Rule 12b-2 of the Exchange Act, please tell us why you believe you are not an Accelerated Filer.

Financial Statements

Note 3 – Unitholders' Capital, page 12

27.   We note your disclosure regarding private placements and note that they require you to take registration statements effective by certain dates. Please expand your disclosure to explain the extent to which these contractual arrangements result in penalties to you and indicate whether or not you believe they are probable. Refer to SFAS 5. We note your related disclosure on page 31. This comment also applies to your disclosure in financial statements for the period ended December 31, 2006.

Controls and procedures, page 37

28.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer determined that your disclosure controls and procedures were not entirely effective. Please revise your disclosure to indicate whether or not they were effective.

Engineering Comments

Form S-3

Linn Energy, LLC, page 1

29.   We note your statements, "From inception through August 31, 2007, we have completed, or have pending, 20 significant acquisitions of oil and gas properties and related gathering and pipeline assets for an aggregate purchase price of approximately $3.3 billion, subject to customary post-closing adjustment, with total proved reserves of approximately 1.6 Tcfe, or an acquisition cost of approximately $2.06 per Mcfe (including the amounts allocated to unproved leasehold)." and "Our proved reserves at December 31, 2006 were 454.1 Bcfe, of which approximately 60.3% were gas and 39.7% were oil." In order to reconcile your 2006 year-end reserve figures – 454 BCFE total and 313 BCFE developed – with the acquisition total of 1.6 TCFE, please amend your document to disclose separately the 2007 acquisitions completed or pending as of August 31, 2007. Please include the acquisition price, the proved reserves and the proved developed reserves you attributed to each acquisition.

Risk Factors, page 1

Our estimated reserves are based on many assumptions that may prove to be inaccurate…, page 6

30.   Financial Accounting Standard 69, paragraph 30e requires the use of a ten percent discount factor for present value calculations. Please amend your document to repair the statement, "In addition, the 10% discount factor, required to be used pursuant to SEC Regulation S-X Rule 4-10 when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general."

Experts, page 45

31.   We note your statement, "The reserve report of DeGolyer and MacNaughton for our reserves as of December 31, 2006 is incorporated by reference herein…" We could find no evidence that this report has been filed with us. Please file this item and specify in your incorporation where that document is located or remove this statement from your document.

Form 10-K for the fiscal year ended December 31, 2006

Business and Properties, page 1

Production and Price History, page 6

32.   Please amend your document to present the average annual oil and gas prices before and after the effects of your oil and gas hedging program. Please include your average annual unit production costs. Refer to SEC Industry Guide 2 for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 37

Oil and Gas Reserve Quantities, page 53

33.   We note your statements, "DeGolyer and MacNaughton prepared a reserve and economic evaluation of all our properties on a well-by-well basis as of December 31, 2006." and "We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firm described above adheres to the same guidelines when preparing their reserve reports." Please affirm to us, if true, that your year-

end 2006 disclosed proved reserve volumes were estimated by DeGolyer and MacNaughton. If not true, please explain to us who estimated those reserves.

Closing Comments

As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Exchange Act, as appropriate, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3682 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
T. Levenberg
W. Wojciechowski
R. Winfrey
J. Madison

Via facsimile
Jeffery K. Malonson
(713) 615-5627